Charles S. Kim

T: +1 858 550 6049

ckim@cooley.com

November 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:                        TRACON Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1 (CIK No. 0001394319)

Dear Mr. Riedler:

Enclosed on behalf of our client, TRACON Pharmaceuticals, Inc. (the “Company”), is a revised confidential draft registration statement on Form S-1 (“Revision No. 3”).  Revision No. 3 updates the Company’s confidential draft registration statement on Form S-1 (the “Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on August 8, 2014, the first revision to the Registration Statement submitted confidentially to the Commission on September 15, 2014, and the second revision to the Registration Statement submitted confidentially to the Commission on October 3, 2014 (“Revision No. 2”).  The copy of Revision No. 3 that is enclosed with the paper copy of this letter is marked to show changes from Revision No. 2.

Revision No. 3 is being submitted in response to the comment received from the staff of the Commission (the “Staff”) by letter dated October 8, 2014 with respect to Revision No. 2 (the “Comment Letter”).  The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  The page reference in the text of the response below corresponds to the applicable page number of Revision No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Sources of Liquidity, page 70

1.                                    Please tell us why you have not provided disclosure regarding developments since June 30, 2014.  For example, it appears that the September 19, 2014 private placement of redeemable convertible preferred stock should be discussed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Revision No. 3 as requested.

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4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 3, 2014

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of Revision No. 3 and this response letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Revision No. 3 or this response letter to me at (858) 550-6049.

Sincerely,

COOLEY LLP

/s/ Charles S. Kim, Esq.

Charles S. Kim, Esq.

cc:       Charles P. Theuer, M.D., Ph.D., TRACON Pharmaceuticals, Inc.

H Casey Logan, TRACON Pharmaceuticals, Inc.

Patricia Bitar, TRACON Pharmaceuticals, Inc.

Sean M. Clayton, Esq.

Kristin E. VanderPas, Esq.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM